                                            Date: March 6, 2025

Code of Business Conduct and Ethics

1.INTRODUCTION

This code of business conduct and ethics (the “Code”) has been approved by the board of directors (the “Board”) of Algonquin Power & Utilities Corp. (the “Corporation”) to assist all directors, trustees, officers, employees, agents and contractors (collectively, the “Algonquin Representatives”) of the Corporation and each of its subsidiary entities (collectively, “Algonquin”) to maintain high standards of ethical conduct in the affairs of Algonquin, including the affairs of any Algonquin joint venture or similar type of business arrangement.

Administration: The Board oversees this Code, while the Ethics Officer manages daily administration. Please direct any questions about this Code to the Ethics Officer (contact details in Schedule A). Supervisors and managers are responsible for assisting their employees to understand and comply with this Code.

Algonquin Policies: The Corporation maintains a range of policies, handbooks, principles and guidelines that provide comprehensive coverage of many topics addressed in this Code and are expected to be adhered to in their entirety.

Conflicts: If laws or other policies conflict with this Code, consult the Ethics Officer before acting.

Waivers: Waivers of this Code are rare and require Board approval. Any waivers granted will be disclosed in accordance with the Corporation’s Disclosure Policy and applicable law.

2.COMPLIANCE WITH LAWS AND ENFORCEMENT

It is Algonquin’s policy to comply with all applicable laws, and this code is intended to comply with applicable legal requirements.

Algonquin Representatives must not violate any laws or direct another Algonquin Representative to do so on behalf of Algonquin. Additionally, business should always be conducted in a way that would not result in reputational or business damage for Algonquin, even if the conduct becomes public. Any dishonest, unethical or illegal behavior is a violation of this Code.
This Code provides helpful guidelines but may not cover every situation. If any Algonquin Representative has questions concerning a specific situation, they should contact the Ethics Officer before taking any action.

Code of Business Conduct and Ethics

Enforcement: The Corporation will take appropriate disciplinary action, up to and including termination, along with preventive or other actions as it deems appropriate to deal with existing or potential Code violations. Further, violation of laws may result in criminal or civil liability for Algonquin and can also lead to personal liability for Algonquin Representatives. Algonquin Representatives must report any potential or actual violations in accordance with the section "Reporting of Violations Procedure" below.

3.CONFLICTS OF INTEREST

(a)General

Algonquin Representatives are expected to make or participate in business decisions and actions based on the best interests of Algonquin and not based on personal relationships or benefits.
A conflict of interest can occur or appear to occur in a wide variety of situations. In general, a conflict of interest occurs when the personal interest of an Algonquin Representative, an immediate family member of an Algonquin Representative, or a person with whom an Algonquin Representative has a close personal relationship interferes with, or has the potential to interfere with, the interests or business of Algonquin.

(b)Common Areas in which Conflicts Arise

The following are common areas that raise conflict of interest issues. However, a conflict of interest can occur in a variety of situations. Algonquin Representatives must be alert to recognize any situation that may raise conflict of interest issues and must disclose to the Ethics Officer any material transaction or relationship (Including a business, personal or family relationship) that could reasonably be expected to result in actual, potential, or apparent conflicts of interest with Algonquin.

i.Outside Activities/Employment

Algonquin Representatives must not:

•participate in any outside activity that takes away from the time and attention they devote to their duties for Algonquin or that adversely affects the quality or quantity of their work;
•imply Algonquin’s sponsorship or support of any outside activity that is not official Algonquin business;
•take for themselves or their family members business opportunities that are discovered or made available by virtue of their positions at Algonquin; or
•run for, hold or accept any elected office or political appointment without complying with the requirements of the Political Participation Policy.

Algonquin employees must not:

•take part in any outside employment or directorships without the prior written approval of the Ethics Officer (except for minor and unrelated employment and for directorships on charitable boards that, in each case, do not interfere with the employee’s duties to Algonquin);
•perform services for or have a material financial interest in any entity that is, or to such individual’s knowledge may become, a customer, supplier or competitor of Algonquin; or

Code of Business Conduct and Ethics

•acquire securities of a customer, supplier or other party if ownership of the securities would be likely to adversely affect the individual’s ability to exercise independent judgement on behalf of Algonquin or the quality of their work.

ii.Civic/Political Activities

Algonquin Representatives may participate in civic, charitable or political activities so long as such participation does not encroach on the time and attention they are expected to devote to their Algonquin-related duties. Such activities are to be conducted in a manner that does not create an appearance of Algonquin’s involvement or endorsement.

(c)Exceptions

Transactions between related parties, as defined by applicable securities regulations, will not be conflicts of interest under this Code if they are reviewed and approved in compliance with those regulations. Similarly, transactions or activities involving Algonquin directors, officers, or employees will not be considered conflicts of interest if they have been properly approved by the Board.

4.BRIBERY AND OTHER IMPROPER PAYMENTS

(a)General

Algonquin strictly prohibits bribery in all forms and requires all Algonquin Representatives to comply with all applicable anti-bribery and anti-corruption laws and Algonquin’s Anti-Bribery and Anti-Corruption Policy.

(b)Dealings with Government and Public Officials

Algonquin strictly prohibits directly or indirectly offering, providing, or receiving any improper payment or anything of value, whether monetary or non-monetary, to or from any public official.

(c)Political and Charitable Contributions

Algonquin prohibits corporate contributions to federal, state, provincial or local candidates for public office or to political parties or committees.

Algonquin Representatives may make personal political and charitable contributions in accordance with section 3(b)(ii) of this Code and the Political Participation Policy.

(d)Gifts and Business Courtesies

Algonquin prohibits any payment that violates the laws of any jurisdiction in which Algonquin operates. Algonquin strictly prohibits any person from giving, offering, promising, demanding, soliciting or receiving, directly or indirectly, anything of value, including a gift or other business courtesy, using corporate or personal funds, while representing Algonquin or in the course of conducting Algonquin business. Any offer of or request for such a gift or other business courtesy must be reported to the Ethics Officer. Business courtesies include but not limited to: gifts; meals; entertainment; travel; business opportunities; discounted or free products or services (including gift cards); employment opportunities; loans; cash and per diems.

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Exceptions:

Some gifts and expenses are allowed:

•small, lawful gifts to people that are not government/public officials (as long as they are not for the express purpose of obtaining or retaining business or some other advantage for Algonquin);
•standard, lawful business expenses for meals and travel for people that are not government/public officials; or
•lawful payments for public officials' reasonable expenses related to business activities.
Caution should be exercised and, if there is any doubt, you should check with the Ethics Officer first.

5.INSIDER TRADING AND TIPPING

The purchase and sale of the Corporation’s securities may only be done in accordance with the Corporation’s Insider Trading Policy. A violation of the Insider Trading Policy is also a violation of this Code.

6.PUBLIC DISCLOSURE

The Corporation has an obligation under applicable laws to make full, fair, accurate, timely and understandable disclosure in its financial records and statements, in reports and documents that it files with or submits to securities regulatory authorities and in its other public communications. To support this, Algonquin Representatives are required to ensure that all media relations are coordinated through the Corporation’s Disclosure Committee and to otherwise comply with the Disclosure Policy. To prevent inadvertent disclosure of undisclosed material information, employees are prohibited from posting information to or otherwise participating in Internet blogs, chat rooms, social media (such as Twitter, LinkedIn or Facebook) or similar forums on matters pertaining to the Corporation’s business and affairs or its securities, unless authorized to do so by an authorized spokesperson for the Corporation.

7.HANDLING OF CONFIDENTIAL INFORMATION

At all times, Algonquin Representatives must take appropriate steps to protect confidential information. In addition to the restrictions regarding material non-public information set forth in the Disclosure Policy, Algonquin Representatives must safeguard proprietary information, which includes information that is not generally known to the public and has commercial value in Algonquin’s business. Proprietary information includes, among other things, business methods, analytical tools, software programs, trade secrets, ideas, techniques, inventions and other information relating to economic analysis, designs, algorithms and research.

The obligation to preserve proprietary information continues even after employment ends. In addition to violating this Code and Algonquin policy, unauthorized use or distribution of proprietary information could be illegal and result in civil or even criminal penalties.

Code of Business Conduct and Ethics

8.USE OF ALGONQUIN ASSETS

Algonquin assets, including facilities, funds, materials, supplies, time, information, intellectual property, computers, mobile devices, information technology hardware and software, facilities and other assets owned or leased by Algonquin, or that are otherwise in Algonquin’s possession, may be used only for legitimate business purposes of Algonquin. Algonquin assets are not to be misappropriated, loaned to others, donated, sold or used for personal use, except for any activities that have been approved by the Board or the Ethics Officer in advance, or for personal usage that is minor in amount and reasonable. Algonquin Representatives are to report any theft or suspected theft of Algonquin assets to the Ethics Officer.

9.FAIR DEALING

Each Algonquin Representative should deal fairly and in good faith with other Algonquin Representatives, securityholders, customers, suppliers, regulators, business partners and competitors. No Algonquin Representative may take unfair advantage of anyone through manipulation, concealment, misrepresentation, inappropriate threats, fraud, abuse of confidential information or any other intentional unfair dealing practice.

10.PRIVACY AND PERSONAL INFORMATION

Algonquin is accountable for personal information under its control and custody and strives to comply with all applicable privacy laws and regulations. Algonquin maintains policies for protecting privacy which supplement this Code and with which all Algonquin Representatives must comply. Key principles with respect to personal information include:

•collect the minimum needed for business, legal, security or contractual purposes;
•obtain the knowledge and informed consent of the individual from whom it is collected, except as permitted or required by law;
•limit access to those with a need to know for a legitimate business purpose;
•do not use or disclose it for purposes other than those for which it was collected, except with the knowledge and informed consent of the individual or as permitted or required by law;
•retain it only for so long as necessary for the fulfillment of the above purposes;
•keep it sufficiently accurate, complete and current to minimize the possibility that inappropriate information may be used;
•enable individuals to exercise their rights under applicable privacy laws and Algonquin’s policies, such as the ability to access and correct their personal information; and
•comply with all applicable laws relating to managing and reporting of privacy breaches, in consultation with the Legal Department.

Remember that Algonquin is responsible for all personal information in its control or custody, including personal information that has been transferred to a third party for processing or use.

11.RECORDING OF TRANSACTIONS AND REPORTING OF FINANCIAL INFORMATION

The Corporation’s books and records must fully and fairly disclose, in an accurate, timely and understandable manner, all transactions and assets of the Corporation.

Code of Business Conduct and Ethics

Compliance with internal control procedures and applicable laws and accounting principles is imperative. The integrity of the Corporation’s record-keeping and reporting systems shall be maintained at all times. Algonquin Representatives are forbidden to use, authorize, or condone the use of “off-the-books” record-keeping or any other device that could be utilized to distort records or reports of the Corporation’s true operating results and financial condition.

Maintenance of falsified, inaccurate or incomplete records can subject the offending individual and the Corporation to civil and criminal penalties.

Algonquin Representatives with responsibility for reporting financial information shall provide information that is accurate, complete, objective, timely and understandable and complies with all applicable laws relating to the recording and disclosure of financial information.

Complaints and concerns regarding accounting, internal accounting controls or auditing matters may be made through the Ethics Hotline in accordance with the Corporation’s Ethics Reporting Policy, or through one of the other procedures described in the “Reporting of Violations Procedure” section below.

12.IMPROPER INFLUENCE ON CONDUCT OF AUDITS

Algonquin Representatives will not improperly influence, manipulate or mislead any auditor engaged in the performance of an audit of the Corporation’s financial information or financial statements.

The honesty and integrity of those who represent the Corporation must underlie all of Algonquin’s relationships, including those with shareholders, customers, suppliers, governments, regulators, professional service providers and others.

13.RECORDS RETENTION

Certain records received or generated at Algonquin must be retained for specified periods of time; other records should be purged on a regular basis. Legal and regulatory practice requires the retention of certain records for various periods of time, particularly in the tax, personnel, health and safety, environmental and financial areas. In addition, when litigation or a governmental investigation or audit is pending or imminent, relevant records must not be altered or destroyed until the matter is closed. Destruction of records to avoid disclosure in a legal or governmental proceeding may constitute a criminal offence.

14.HEALTH AND SAFETY

Algonquin strives to provide each Algonquin Representative with a safe and healthy work environment. Each Algonquin Representative has responsibility for maintaining a safe and healthy workplace for all Algonquin Representatives by following safety and health rules and practices and promptly reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and threatening behaviour will not be tolerated.

Algonquin Representatives should report to work in condition to perform their duties, free from the influence of alcohol, illicit drugs or other mood-altering substances (including marijuana / cannabis). Outside of Algonquin-sponsored events, the use, possession, distribution, offering or sale of alcohol, illicit drug or other mood-altering substances (including marijuana / cannabis) in the

Code of Business Conduct and Ethics

workplace will not be tolerated. Algonquin Representatives must adhere to all Health and Safety Policies to include but not limited to the Drug and Alcohol Policy and the Safety Handbook.

15.DISCRIMINATION AND HARASSMENT

Algonquin is committed to maintaining a fair and inclusive workplace that recognizes the importance of providing an environment free from all barriers in order to promote diversity. Algonquin is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Algonquin Representatives must conduct themselves appropriately at all times and adhere to such policies and guidelines as the Diversity, Equity and Inclusion in the Workplace Policy and the Workplace Civility Policy.

16.COMPUTING TECHNOLOGY/CYBERSECURITY

Algonquin Representatives with access to Algonquin computing and communication devices must use them in a responsible manner for the benefit of Algonquin and Algonquin Representatives should ensure that they are used appropriately and in line with our Cybersecurity Policy and standards. with care. These resources are intended for Algonquin’s benefit and use, and employees shall not create or transmit any unsolicited commercial, advertising, or recreational material, or use any system resources for political activities, or to advance the interests of any party other than Algonquin.

Representatives shall not create, access or transmit any material, data, text, audio or images, or material, which is offensive, obscene, indecent, libelous, slanderous, harassing or defamatory. Algonquin Representatives must also comply with all laws including those in respect to all forms of intellectual property rights, trademarks, copyrights and harassment.

All use by Algonquin Representatives of Algonquin’s technology, systems or internet is subject to monitoring and periodic audit by authorized personnel.
Company Representatives will:
•report any suspected cyber threats, vulnerabilities, or incidents to the Cybersecurity team;
•use only approved technology and software;
•handle and store data in accordance with the appropriate standard or process; and
•maintain and protect access to all company-owned devices and data by using strong authentication and appropriate access controls.

17.REPORTING OF VIOLATIONS PROCEDURE

(a)General Policy Regarding Violations Reports

Algonquin Representatives who observe, learn of, or, in good faith, suspect a violation of this Code must promptly report the violation to the Ethics Officer, Chair of the Risk Committee of the Board, or Chair of the Audit & Finance Committee of the Board.

Complaints or concerns may be made anonymously through the Ethics Hotline or through another reporting method set out in the Corporation’s Ethics Reporting Policy. Alternatively, Algonquin Representatives may report a violation or suspected violation of this Code directly to the Ontario

Code of Business Conduct and Ethics

Securities Commission or another regulatory authority or law enforcement agency with jurisdiction over the subject matter of the complaint.

Nothing in this Code limits in any way the ability of an Algonquin Representative to communicate directly with a relevant governmental or regulatory agency without notifying or receiving consent from any person within Algonquin.

Algonquin Representatives who report violations or suspected violations in good faith will not be subject to retaliation of any kind. Reported violations will be investigated and addressed promptly and will be treated confidentially to the extent possible.

(b)Investigation Procedure

i.Investigation
Reports of violations will be investigated under the supervision of the Compliance and Ethics Committee (minus any implicated member). Relevant corporate records will be reviewed, and pertinent Algonquin Representatives and others may be interviewed in order to determine the existence and extent of any violation. Algonquin Representatives are expected to cooperate in the investigation of reported violations. The Compliance and Ethics Committee will report on the fact of the commencement of the investigation and the conclusions of the investigation to the Risk Committee of the Board and/or such other committee of the Board that has oversight responsibility for the subject matter of the complaint.

ii.Confidentiality

Except as may be required by law or the requirements of the resulting investigation, the Compliance and Ethics Committee shall not disclose the identity of anyone who reports a suspected violation if anonymity is requested. Except as may be required by law or the requirements of the resulting investigation, all reports of violations and related consultations will be kept confidential to the extent possible under the circumstances. Retaliation in any form against an individual who reports an alleged violation of this Code in good faith, even if the report is mistaken, or who participates in the investigation of a report, may itself be a violation of law and is a serious violation of this Code. Any alleged act of retaliation must be reported promptly to the Ethics Officer. If determined to have in fact occurred, any act of retaliation will result in appropriate disciplinary action, which may include termination of the Algonquin Representative’s relationship with Algonquin.

18.COMPLIANCE

(a)Adherence to Code; Disciplinary Action

All Algonquin Representatives have a responsibility to understand and follow this Code. In addition, all Algonquin Representatives are expected to perform their work with honesty and integrity in all areas not specifically addressed in this Code. Records of all violations of this Code and the disciplinary action taken will be maintained by the Ethics Officer and will be placed in the Algonquin Representative’s personnel file.

Algonquin will notify and cooperate with the police or other governmental authorities regarding acts of Algonquin Representatives involving violations of law. In addition, some violations may result in

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Algonquin bringing suit against Algonquin Representatives or former Algonquin Representatives to defend its interests.

The Ethics Officer or their designate shall provide a report to the Risk Committee at least quarterly on investigations and other significant matters arising under this Code.

(b)Responsibility of Senior Employees

Algonquin Representatives who are officers or other managerial employees are expected to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Algonquin Representatives, who are managerial employees, may be disciplined if they condone misconduct, do not report misconduct, do not take reasonable measures to detect misconduct or do not demonstrate the appropriate leadership to promote compliance.

19.RELATED ALGONQUIN POLICIES

This Code should be read in conjunction with Algonquin’s other related policies, including:

•Disclosure Policy	•Insider Trading Policy
•Ethics Reporting Policy	•Workplace Relationships Policy
•Workplace Civility Policy	•Policy on Supplier Code of Conduct
•Policy on Procurement	•Anti-Bribery and Anti-Corruption Policy
•Political Participation Policy	•Enterprise Cybersecurity Policy
•Drug and Alcohol Policy	•Diversity Equity and Inclusion in the Workplace Policy

This Code is not intended to create any contract (express or implied) with any person, including any employment or consulting contract, or to constitute any promise that a person’s employment or consulting arrangement will not be terminated except for cause.

Supplemental: The Code supplements but doesn’t replace any contractual obligations.

20.AMENDMENT

Updates: Any changes to the Code will be communicated promptly and according to securities laws.

Code of Business Conduct and Ethics

* * * * *
Schedule A

Ethics Officer:

Jennifer Tindale
Chief Legal Officer
Algonquin Power & Utilities Corp.
354 Davis Road
Oakville, Ontario L6J 2X1

Telephone: 905-699-2746
Email: jennifer.tindale@apucorp.com